GOffee, inc



ANNUAL REPORT

Prepared by Vincent Meyer
CEO @ GOffee
315 w 39th street, suite 811,10018
NYC,NY
(650) 924 -3955
www.goffeeshop.com

This Annual Report is dated 8/13, 2020.

BUSINESS

GOffee is the first coffee company to deliver the same drink one would order from his/her favorite coffee shops. GOffee offers companies a low-cost yet powerful way to keep employees happier, engaged and more productive!

Previous Offerings

Between march 2019 and november 2019, we sold 3,339,387 shares of common stock in exchange for $1,070,000, per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

2018 $- 27,502
2019 $ -260,930.84

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $574180.23. [*The Company intends to raise additional funds through equity financing.*]

Debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name Vincent Meyer
Vincent Meyer's current primary role is with the Issuer
Positions and offices currently held with the Issuer:
Position : President, Chief Executive Officer, Director and Secretary
Dates of Service: February 1rst 2018- Present
Responsabilities : Managing GOffee's strategy

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Vincent Meyer, 40 north 4th street, 11249 Brooklyn, NY	_9,100,000__ _ shares		___65___%
		_____ shares		_____%

RELATED PARTY TRANSACTIONS

OUR SECURITIES

Our authorized capital stock consists of __14,000,000_____ shares of common stock, par value $0.32___ per share. As of December 31, 2019, __14,000,000_____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

GOffee, inc

By   /s/
        _____

        Name   __Vincent Meyer_____
        :

        Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, __Vincent Meyer_____, Principal Executive Officer of GOffee, hereby certify that the financial statements of GOffee included in this Report are true and complete in all material respects.

_____

Principal Executive Officer

Goffee inc.

**FINANCIAL STATEMENTS
(UNAUDITED)**

AND

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 31, 2019

Principal Executive Officer's Financial Statement Certification

I, Vincent Meyer, the CEO & Secretary of Goffee inc., hereby certify that the financial statements of Goffee inc. and notes thereto for the periods starting February 1st, 2018 to December 31st, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of - $4,323; taxable income of - $28,542 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of August 8th, 2020.

_____ (Signature)

_____CEO_____ (Title)

_____ (Date)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Patrick T. Frawley
CPA
501 Fifth Avenue, Suite 914
New York, NY 10017

I have reviewed the accompanying financial statements of Goffee, inc (the "Company,"), which comprise the balance sheets as of December 31, 2019, and the related statement of operations, statement of shareholders' equity and cash flows for the years ending December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
Certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Patrick T. Frawley, CPA
New York, NY
Aug 8, 2020

Goffee, inc.

**FINANCIAL STATEMENTS
(UNAUDITED)**

Since Inception

Goffee, inc.
Index to Financial Statements
(unaudited)

Goffee, inc.
BALANCE SHEETS
Since Inception
(unaudited)

Goffee, inc.
STATEMENTS OF OPERATIONS
2019 Fiscal (jan-december 2019)
(unaudited)

ACCOUNTS	Jan 01, 2019 to Dec 31, 2019
Income	
GOffee membership	$49,283.14
Individual Coffee sales	$3,124.66
Total Income	$52,407.80
Cost of Goods Sold	
Coffee bean Cost	$18,143.83
Milk Cost	$5,104.65
Total Cost of Goods Sold	$23,248.48
Gross Profit	$29,159.32
Operating Expenses	
Accounting Fees	($200.00)
Advertising & Promotion	$81,502.55
Bank Service Charges	$362.25
Computer – Hardware	$46,700.00
Computer – Software	$32,085.00
Consulting Fees	$26,344.00
Meals and Entertainment	$24,479.94
Payroll – Employee Bene	$6,971.90
Payroll – Salary & Wages	$36,827.92
Rent Expense	$28,664.30
Repairs & Maintenance	$6,200.00
Travel Expense	$152.30
Total Operating Expense	$290,090.16
Net Profit	($260,930.84)

Goffee, inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount		
Balance at December 31, 2019	14,000,000	$0.32	-	-

Goffee, inc.
STATEMENTS OF CASH FLOWS
Since Inception
(unaudited)

ACCOUNTS	Dec 31, 2019
Assets	
Cash and Bank	
Business Advantage Chk (577)	$576,180.23
Cash on Hand	-$2,000.00
Total Cash and Bank	**$574,180.23**
Other Current Assets	
Client Loan	$250,000.00
Taxes Recoverable/Refundable	$22,921.41
Total Other Current Assets	**$272,921.41**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$847.101.64**

Liabilities	
Current Liabilities	
NY sales tax	$1,871.23
Total Current Liabilities	**$1,871.23**
Long-term Liabilities	
founder loan	-$73,375.00
Total Long-term Liabilities	**-$73,375.00**
Total Liabilities	**-$71,503.77**

Equity	
Common Shares	$845,649.81
Retained Earnings	
Profit for all prior years	$35,810.04
Profit between Jan 1, 2019 and Dec 31, 2019	-$260,930.84
Retained Earnings/Deficit	$298,076.40
Total Retained Earnings	**$72,955.60**
Total Equity	**$918,605.41**

NOTE 1 – NATURE OF OPERATIONS

Goffee inc. was formed on February 1st, 2018 ("Inception") in the State of Delaware. The financial statements of Goffee inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Goffee, inc. offers seamless delivery of your favorite everyday coffee / tea directly to your desk in record time and guess what: it's cheaper and eco-friendly!

For Companies: no need to buy expensive machines or tons of capsules anymore, knowing that 50% of your staff will go out to buy a coffee. GOffee offers a flexible and cheaper alternative to traditional office coffee machines. We established memberships with Companies that covers the cost of all your employee's delivery, but most importantly it covers every specific taste that each of your employee has.

For Employees, the process is seamless:
(1) You select online your coffee type (Latte, Cappuccino, etc.)
(2) You select online your unique & favorite beans from over 20 brands
(3) Our Barista will prepare your coffee and you will have it hand-delivered to your desk within 30 minutes (1 or 2 delivery per day, in the morning and/or in the afternoon)

GOffee is offering a premium experience in your work environment, being a better tasting alternative to your office coffee machine, while also being less expensive and sustainable with eco-packaging (intelligent mugs collected after each delivery) and environment-friendly equipment & technics.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level - Unobservable inputs which are supported by little or no market activity.
3

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from its coffee and services sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently have $10,824 outstanding credit card debt, at an interest rate of 23.49% and due to be paid by Dec. 31, 2020. This amount mainly takes into account professional coffee machines bought in 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 14,000,000 shares of our common stock with par value of $0.32. As of December 31st, 2019 the company has currently issued 14,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through December 31th, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Goffee inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AND

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 31, 2018

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Patrick T. Frawley
CPA
501 Fifth Avenue, Suite 914
New York, NY 10017

I have reviewed the accompanying financial statements of Goffee, inc (the "Company,"), which comprise the balance sheets as of December 31, 2018, and the related statement of operations, statement of shareholders' equity and cash flows for the years ending December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
Certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Patrick T. Frawley, CPA
New York, NY
March 18, 2019

Goffee, inc.

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

Goffee, inc.
Index to Financial Statements
(unaudited)

Goffee, inc.
BALANCE SHEETS
Since Inception
(unaudited)

	December 31, 2018
Assets	
Current Assets:	
Cash and cash equivalents	$17,269
Stock / Inventory	$742
Total Current Assets	$18,011
Non-Current Assets	
Furniture and Equipment-Other	$22,000
Accumulated Depreciation	($6,600)
Intangible Assets	$0
Total Non-Current Assets	$15,400
Total Assets	**$33,411**
Liabilities and Equity	
Current Liabilities	
Credit Cards	$10,824
Total Current Liabilities	$10,824
Non-Current Liabilities	
Shareholder's Loan	$0
Convertible Note 1	$0
Convertible Note 2	$0
Total Non-Current Liabilities	$0
Total Liabilities	$10,824

Stockholders' Equity

Common Stock, $0.00001 par 10,000,000 shares authorized, 9,066,666 issued and outstanding as Of December 31, 2018	$50,089
Retained Earnings	$0
Net Income	($27,502)
Total Stockholders' Equity	$22,587
Total Liabilities and Stockholders' Equity	**$33,411**

Goffee, inc.
STATEMENTS OF OPERATIONS
Since Inception
(unaudited)

	December 31, 2018
Revenue	$9,519
Cost of Sales	($755)
Gross Profit	$8,763
Operating Expenses-	
Accounting Fees	($163)
Advertising & Promotion	($2,248)
Bank Service Charges	($908)
Coffee testing	($301)
Computer – Hardware	($238)
Computer – Internet	($454)
Computer – Software	($111)
Insurance – Office	($414)
Insurance – Worker's Compensation	($865)
Meals and Entertainment	($2,100)
Office Supplies	($2,355)
Payroll Employer Taxes & Deductions	($3,879)
Payroll Gross Pay	$10
Payroll – Salary & Wages	($7,083)
Professional Fees	($490)
Rent Expense	($7,798)
Repairs & Maintenance	($689)
Telephone – Land Line	($140)
Vehicle – Repairs & Maintenance	($40)
Depreciation expenses	($6,600)
Total Operating Expenses	($36,866)
Income (Loss) from operations	**($28,102)**

Other Income (Expense)	
Other Expense	
Interest Expenses	$600
Total Other Income (Expense)	
Provision for Income Taxes	
Net Income (Loss)	**($27,502)**

Goffee, inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount		
Balance at December 31, 2018	9,066,666	$50,089	-	-

Goffee, inc.
STATEMENTS OF CASH FLOWS
Since Inception
(unaudited)

	December 31, 2018
Cash Flows from Operating Activities	
Net Loss	($27,502)
Adjustment to reconcile net loss to net cash used in operating activities	
Depreciation	$6,600)
Changes in operating assets and liabilities	($742)
Increase/ (Decrease in account payable)	
Net Cash Used in Operating Activities	**($21,644)**
Cash Flows from Investing Activities	
Purchase of Equipment	($22,000)
Net Cash Used in Investing Activities	**($22,000)**
Cash Flows from Financing Activities	
Proceeds from issuance of convertible notes payable	$0
Proceeds from shareholder loan	$0
Capital Contribution	$50,089
Credit Card	$10,824
Net Cash Provided by Financing Activities	**$60,913**
Net increase/(decrease) in cash	**$17,269**
Beginning cash balance	$0
Ending Cash Balance	**$17,269**

NOTE 1 – NATURE OF OPERATIONS

Goffee inc. was formed on February 1st, 2018 ("Inception") in the State of Delaware. The financial statements of Goffee inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Goffee, inc. offers seamless delivery of your favorite everyday coffee / tea directly to your desk in record time and guess what: it's cheaper and eco-friendly!

For Companies: no need to buy expensive machines or tons of capsules anymore, knowing that 50% of your staff will go out to buy a coffee. GOffee offers a flexible and cheaper alternative to traditional office coffee machines. We established memberships with Companies that covers the cost of all your employee's delivery, but most importantly it covers every specific taste that each of your employee has.

For Employees, the process is seamless:
(1) You select online your coffee type (Latte, Cappuccino, etc.)
(2) You select online your unique & favorite beans from over 20 brands
(3) Our Barista will prepare your coffee and you will have it hand-delivered to your desk within 30 minutes (1 or 2 delivery per day, in the morning and/or in the afternoon)

GOffee is offering a premium experience in your work environment, being a better tasting alternative to your office coffee machine, while also being less expensive and sustainable with eco-packaging (intelligent mugs collected after each delivery) and environment-friendly equipment & technics.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level - Unobservable inputs which are supported by little or no market activity.
3

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from its coffee and services sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently have $10,824 outstanding credit card debt, at an interest rate of 23.49% and due to be paid by Dec. 31, 2019. This amount mainly takes into account professional coffee machines bought in 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of December 31st, 2018 the company has currently issued 9,066,666 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through March 18th, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.